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May 9, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention:              Mara L. Ransom; Daniel Porco; Jacqueline Kaufman

Re:                             Camping World Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 29, 2017
File No. 333-217012

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are responding to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated April 28, 2017, with respect to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on March 29, 2017 (the “Initial Filing”).  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.  For your convenience, we are also providing five copies of Amendment No. 1 (“Amendment No. 1”) to the Initial Filing, marked to show changes against the Initial Filing, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

General

1.                                      We note that your registration statement covers the resale of securities that are being offered by affiliates in an amount that is large in relation to your outstanding shares.  In your response letter, please provide a detailed analysis of whether the proposed offering is by or on behalf of the registrant.  For additional guidance, please consider by analogy Question 212.15 and Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Staff in Question 212.15 and Interpretation 612.09 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations (“C&DI”), the proposed offering of shares of Class A common stock by the Selling Stockholders is appropriately characterized as a secondary offering and not a proposed offering by or on behalf of the registrant.

C&DI 612.09 provides that “consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” The Company has considered these factors and responds as follows:

•                  How long the selling shareholders have held the shares and the circumstances under which they received them. In connection with the Company’s IPO, the Company amended and restated CWGS, LLC’s limited liability company agreement, to, among other things, convert all then-existing membership interests in CWGS, LLC, including membership interests held by the Selling Stockholders, into a new single class of common units of CWGS, LLC. Additionally, certain of the Selling Stockholders exchanged their common units of CWGS, LLC for shares of Class A common stock of the Company on a one-to-one basis in accordance with the CWGS LLC Agreement. Prior to the IPO, the Selling Stockholders acquired their membership interests in CWGS, LLC, the predecessor of the Company, in 2011. Their original investment in CWGS, LLC was undertaken for investment purposes and the Selling Stockholders have borne the risk of ownership for a substantial period of time.

•                  Relationship to the issuer. Immediately before the proposed secondary offering, the Selling Stockholders owned approximately 39.4% of the Company’s Class A common stock (assuming that all outstanding common units in CWGS, LLC are redeemed for newly-issued shares of the Company’s Class A common stock on a one-for-one basis).  The Selling Stockholders do not represent members of management and are not involved in the day-to-day operations of the Company.   Notwithstanding the fact that the Selling Stockholders may otherwise be considered affiliates of the Company, the Company believes the proposed offering of shares of Class A common stock by the Selling Stockholders is a genuine secondary offering given the fact that the Selling Stockholders are not acting as conduits for the Company. The Company has no commitment, agreement, arrangement or understanding with the Selling Stockholders to receive any proceeds from the sale of the shares of Class A common stock by the Selling Stockholders, and the Selling Stockholders will not collect a fee, commission or other payment from the Company in exchange for the sale of the shares of Class A common stock.

•                  The amount of shares involved. The Selling Stockholders have collectively requested that the Company register 6,500,000 shares of the Company’s Class A common stock in the Registration Statement, which currently represent 7.8% of all of the Company’s Class A common stock outstanding (assuming that all outstanding common units in CWGS, LLC are redeemed for newly-issued shares of the Company’s Class A common stock on a one-for-one basis).  Given that all of the Continuing Equity Owners have the right to have their common units redeemed for, at the Company’s election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment, at the Company election, the Company believes that  the amount of shares involved in this offering as a percentage of the Company’s Class A common stock outstanding assuming that all outstanding common units in CWGS, LLC are redeemed for newly-issued shares of the Company’s Class A common stock on a one-for-one basis is a more meaningful metric than solely comparing the Company’s Class A common stock involved in this offering to the number of shares of the Company’s Class A common stock outstanding.  Additionally, the Company notes that the Staff has previously taken the position that even a single affiliate holding as much as 73% of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an underwriter. See Compliance and Disclosure Interpretation 612.12.

•                  Whether the selling stockholders are in the business of underwriting securities. The Selling Stockholders are not in the business of underwriting securities. The Selling Stockholders’ operations, through their affiliates, each consist of acting as a registered investment adviser to private equity funds. The Selling Stockholders have held risk of loss with respect to their investments in the Company for approximately six years and even after the proposed offering of the shares of Class A common stock held by the Selling Stockholders, they will continue to bear risk of ownership with respect to their investment in the Company through their continued collective ownership of an additional 26,510,351 shares of Class A common stock (assuming (i) that each of their common units in CWGS, LLC are redeemed for newly-issued shares of the Company’s Class A common stock on a one-for-one basis and (ii) no exercise by the underwriters of their option to purchase additional shares of Class A common stock). The Company will not receive any proceeds from the offering of the shares of Class A common stock by the Selling Stockholders.

•                  Whether under all the circumstances it appears that the selling stockholders are acting as conduits for the issuer. In light of the above discussion and facts, the Company respectfully submits that the offering of shares of Class A common stock by the Selling Stockholders constitutes a valid secondary offering. The Selling Stockholders made a decision to invest in the Company in 2011 and have held their investment for approximately six years. The Selling Stockholders are in no sense an alter ego of the Company or acting as a conduit for the Company. This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The Company notes that while it has updated the Registration Statement to provide for a primary sale of Class A common stock by the Company in order to provide the Company with additional liquidity for general corporate purposes, it will not receive any financial benefits from the offering of shares of Class A common stock by the Selling Stockholders.

2.                                      Please tell us why you believe it is appropriate to register this transaction at this time, as it appears that the private placement of a portion of the Class A shares may not have been completed such that the shares may be registered for resale.  In this regard, we note your disclosure on page 122 that the Continuing Equity Owners have the ability to rescind their redemption request if you elect a cash settlement in lieu of issuing Class A common stock.  Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 134.01.

Response:  The Company respectfully advises the Staff that in response to a redemption notice received from certain of the Selling Stockholders, the Company has irrevocably elected to consummate the exchange through a direct exchange of such Selling Stockholder’s common units for Class A common stock on a one-for-one basis, subject only to the Selling Stockholders entering into an underwriting agreement with the underwriters in connection with the offering, but not contingent on any specific purchase price.  The Company has revised its disclosure on pages 13 and 101 of Amendment No. 1 to disclose this election and clarify the exchange procedures.

The Company further advises the Staff that in connection with the Company’s IPO, the Company amended and restated CWGS, LLC’s limited liability company agreement (the “CWGS LLC Agreement”) to, among other things, convert all then-existing membership interests in CWGS, LLC, including membership interests held by the Selling Stockholders, into a new single class of common units of CWGS, LLC.  Additionally, in accordance with the terms of the CWGS LLC Agreement, the Continuing Equity Owners, including the Selling Stockholders, have the right to have their common units redeemed from time to time, at their option, by CWGS, LLC in exchange for, at the Company’s election, newly issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed.  At the time of an exchange, the Continuing Equity Owners are not required to pay any additional consideration for the Class A common stock to the Company.  Moreover, such exchange does not result in any change to the economic risk of the investment of the Continuing Equity Owners in the underlying assets of the Company because the resulting share of Class A common stock represents the same percentage right to the pool of assets held by CWGS, LLC as does one common unit.  Based on these facts, the Company respectfully submits that (i) the Continuing Equity Owners, including the Selling Stockholders, paid the full purchase price for the common units prior to the Company’s IPO, (ii) the CWGS LLC Agreement contemplates and provides the terms for the exchange of common units for Class A common stock such that each of the Continuing Equity Owners bears the same economic risk as if it were a holder of Class A common stock during the entire period in which it holds the common units and (iii) no additional consideration is paid by the common unit holders for the Class A common stock upon an exchange.  See also the no action letter, dated as of November 1, 2016, entitled “Rule 144(d)(1) Up-C Structure Incoming letter dated October 28, 2016.”

CWGS LLC Agreement

Common unit redemption right, page 122

3.                                      Please clarify the timing and order of events surrounding any settlement of redemption rights in Class A common stock.  In this regard, we note the disclosure on page 122 that any settlement in Class A common stock may be conditioned on “the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption.”

Response:

The Company respectfully advises the Staff that in connection with this offering, and in response to a redemption notice received from certain of the Selling Stockholders, the Company has irrevocably elected to consummate the exchange through a direct exchange of such Selling Stockholder’s common units for Class A common stock on a one-for-one basis, subject only to the Selling Stockholders entering into an underwriting agreement with the underwriters in connection with the offering, but not contingent on any specific purchase price. Therefore, the Company expects that the exchange of common units for Class A common stock will occur after the pricing of the offering, but prior to the closing of the offering.  In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and 101 of Amendment No. 1 accordingly.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP